Exhibit 99.2

The Very Good Food Company MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

TABLE OF CONTENTS

TABLE OF CONTENTS	1

FORWARD-LOOKING INFORMATION	2

BASIS OF PRESENTATION	3

Q2 2022 HIGHLIGHTS	4

OUR BUSINESS	4

CORPORATE OVERVIEW	5

COVID-19	8

FINANCIAL PERFORMANCE REVIEW	9

QUARTERLY RESULTS	14

NON-IFRS FINANCIAL MEASURES	15

LIQUIDITY AND CAPITAL RESOURCES	16

OFF-BALANCE SHEET AGREEMENTS	19

FINANCIAL RISK MANAGEMENT	20

RELATED PARTY TRANSACTIONS	22

CRITICAL ACCOUNTING ESTIMATES	23

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE	25

RISKS AND UNCERTAINITIES	25

BOARD APPROVAL	25

INTERNAL CONTROLS OVER FINANCIAL REPORTING	26

CONTROLS CERTIFICATION	26

The Very Good Food Company  |    Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operation of The Very Good Food Company Inc. (“VERY GOOD” or the “Company”), constitutes management’s review of the factors that affected the Company’s financial and operational performance for the three and six-month period ended June 30, 2022.

This MD&A contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”). Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions.

This forward-looking information includes, but is not limited to, statements relating to: the Company’s ability to satisfy its existing and future cash obligations and to continue as a going concern; the Company’s plans and needs to seek a financing to address near-term liquidity issues and continue operations, as well as the Company’s requirements for future financings; the Company’s belief that it will be able to raise capital through financing in the near term to fund operations as it continues to implement its new refocused strategy; the Company’s plans to manage inventory levels and its ongoing cost-reduction initiatives to manage both short and long-term liquidity and re-establish a path towards profitability; the Company’s refocused strategy and its three-prong approach to (1) Stabilize, (2) Right-Size, and (3) Optimize and the Board of Directors’ and management’s work and progress on successfully implementing such refocused strategy; the focus of the Company’s long-term strategy; the Company’s ongoing review of its eCommerce channel and the potential outcome of such review; potential strategic private label and co-manufacturing opportunities and the expected benefits that may be derived therefrom; the Company’s focus on the wholesale and food service channels; the availability of alternatives of generating cash in the short term such as disposing of non-core equipment and raw materials to extend the Company’s cash runway; the continued North American retail geographic expansion for VERY GOOD’s products; the Company’s ability to compete; trends and growth expectations in the plant-based industry; the impact of the COVID-19 pandemic on VERY GOOD’s business; the Company’s ability to mitigate turnover; and the Company’s ability to remediate the material weakness in its internal controls over financial reporting and the timing of such remediation.

Forward-looking information is based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Certain assumptions with respect to, the availability of sufficient financing on reasonable terms or at all, to fund VERY GOOD’s capital and operating requirements; the Company’s ability to continue to successfully implement the cost improvement initiatives and measures and achieve their intended benefits; the Company’s ability to manage its liquidity risk, including extending accounts payable and maintaining compliance with the Company’s debt covenants under the Credit Facility (as defined herein), and the Company’s ability to fund operations and continue as a going concern; the Company’s ability to remain listed on The Nasdaq Stock Market LLC (“Nasdaq”); the continued impact of COVID-19; continued growth of the popularity of plant-based foods and, in particular, vegan meat alternatives; the continued strong demand for VERY GOOD’s products and growth in retail distribution through the successful placement of VERY GOOD’s products in retail stores across North America; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers; the Company’s ability to position VERY GOOD competitively; and the Company’s ability to remediate the material weakness in its internal controls over financial reporting are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. These risks, uncertainties and other factors include, but are not limited to, the Company’s ability to manage its ongoing liquidity risk and those set forth in VERY GOOD’s most recent annual information form filed (“AIF”) with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 26, 2022 and available at www.sec.gov. Moreover, as disclosed in Note 1 of the Company’s condensed interim consolidated financial statements, there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to raise funds and continue as a going concern. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information contained in this MD&A represents the Company’s expectations as of August 11, 2022 and is subject to change after such date. VERY GOOD disclaims any intent or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

The Very Good Food Company  |    Management’s Discussion and Analysis

BASIS OF PRESENTATION

The following MD&A is intended to help the reader understand the financial condition and results of the operations of the Company and constitutes management’s review of the factors that affected the Company’s financial and operating performance for the six months ended June 30, 2022. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the six months ended June 30, 2022 and 2021, together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended December 31, 2021 and 2020 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The results for the three-month and six-month periods ended June 30, 2022, are not necessarily indicative of the results that may be expected for any future period.

Some of the financial measures provided in this MD&A are non-IFRS financial measures that have no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures”, starting on page 15, for more information on the Company’s non-IFRS financial measures and reconciliations thereof.

All amounts in this MD&A are expressed in Canadian dollars, except where otherwise indicated. All references to “we”, “us” or “our” refer to the Company, together with its subsidiaries, on a consolidated basis. The information contained in this MD&A, including forward-looking statements, is current as of August 11, 2022 unless otherwise stated.

Additional information regarding the Company is available on the SEDAR website for Canadian regulatory filings at www.sedar.com; the EDGAR website for U.S. regulatory filings with the SEC at www.sec.gov; and on the Company’s website at www.verygoodfood.com. Our reference to our website is an inactive textual reference only and accordingly, information contained on the Company’s website shall not be deemed to be a part of this MD&A or incorporated by reference herein.

The Very Good Food Company  |    Management’s Discussion and Analysis

Q2 2022 HIGHLIGHTS

Financial Highlights

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,

	2022	2022	2021	2022	2021

Revenue by channel

eCommerce	$ 380,967	$ 1,081,360	$ 2,206,403	$ 1,462,327	$ 4,391,497

Wholesale	987,278	772,919	455,055	1,760,197	800,960

Butcher Shop, Restaurant and Other	133,201	164,065	119,223	297,266	231,307

	$ 1,501,446	$ 2,018,344	$ 2,780,681	$ 3,519,790	$ 5,423,764

Net loss	$(6,699,130)	$(9,573,309)	$(12,500,733)	$(16,272,439)	$(27,529,309)

Adjusted EBITDA net loss(1)	$(6,828,270)	$(9,991,892)	$(5,673,109)	$(16,820,162)	$(11,065,045)

Loss per share – basic and diluted	$ (0.05)	$ (0.08)	$ (0.13)	$ (0.14)	$ (0.28)

Weighted average number of shares outstanding – basic and diluted	122,542,033	118,503,242	97,603,729	120,533,795	97,381,583

(1) See “Non-IFRS Financial Measures” starting on page 15 for more information on non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

OUR BUSINESS

VERY GOOD is an emerging plant-based food technology company that designs, develops, produces, distributes and sells a variety of plant-based meat and cheese alternatives.

The common shares in the capital of the Company (the “Common Shares”) trade on the TSX Venture Exchange (the “TSXV”) under the symbol “VERY.V”, the Frankfurt Stock Exchange under the symbol “OSI”, and the Nasdaq under the “VGFC”.

The Company was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada (“BC”) under its original name “The Very Good Butchers Inc.” The Company changed its name to “The Very Good Food Company Inc.” on October 1, 2019. Our head office is located at 2748 Rupert Street, Vancouver, BC, V5M 3T7 and our registered and records office is located at 800 – 885 West Georgia Street, Vancouver, BC, V6C 3H1.

Our Ability to Continue as a Going Concern

The Company has incurred losses since the inception and expects to incur further losses in the development of its business. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Company’s ability to continue as a going concern is dependent on its ability to manage costs, raise additional equity or debt on reasonable terms and/or commence profitable operations in the future. While the Company has been successful in the past in obtaining debt and equity financings, there is no assurance that the Company will be able to do so going forward. The existence of these conditions indicates that there are material uncertainties which may cast significant doubt on the Company’s ability to continue as a going concern.

As of June 30, 2022, the Company had cash and cash equivalents of $6,156,414, a reduction of $15,819,239 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company’s greater than expected cash burn during the quarter. As of the date of this MD&A, the Company’s cash balance is approximately $3.2 million to settle current accounts payable and accrued liabilities of approximately $4.3 million. The Company will need to seek additional financing within the near term in order to fulfil its outstanding obligations and fund ongoing operations and will likely be required to obtain subsequent financings in future periods. In order to address its lack of necessary liquidity, the Company has reduced its cash outflow related to paying trade payables while it evaluates its financing options. The Company is also continually evaluating other alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that disposing of non-core equipment and certain raw material inventory will be successful. While there is

The Very Good Food Company  |    Management’s Discussion and Analysis

no assurance on the availability of the Company’s future financings, on acceptable terms, or at all, the Company currently believes that it will be able to raise capital through financing in the near term to fund operations as it continues to implement its new refocused strategy.

Nasdaq Listing Notification

On January 11, 2022, VERY GOOD received notification from the Listing Qualifications Department of Nasdaq that, for the previous 30 consecutive business days, the bid price of the Common Shares had closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”).

On July 11, 2022, VERY GOOD was granted an additional 180-day period from Nasdaq’s Listing Qualification Department or until January 9, 2023, to regain compliance with the minimum US$1 bid price requirement for continued listing on The Nasdaq Capital Market.

The Nasdaq notification has no immediate effect on the listing of the Common Shares. VERY GOOD is also listed on the TSXV and the notification does not affect the Company’s compliance status with such listing.

Nasdaq informed VERY GOOD in the July 11 notification, that if compliance cannot be demonstrated by January 9, 2023, Nasdaq will provide written notification that VERY GOOD’s securities will be delisted – at which time, the Company may appeal Staff’s determination to a Hearings Panel (the “Panel”). If VERY GOOD appeals, the Company will be asked to provide a plan to regain compliance to the Panel.

CORPORATE OVERVIEW

Our Business Model

As at June 30, 2022, the Company’s product portfolio consisted of 24 products: 19 products developed under The Very Good Butchers brand and 5 products developed under The Very Good Cheese Co. brand. As at June 30, 2022, our products were produced in our leased facility located in Vancouver, BC (the “Rupert Facility”) following the Company’s strategic decision to cease regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidate operations into the Rupert Facility, which was announced on May 16, 2022.

The Company currently distributes and sells its products in all 10 provinces and three territories in Canada and 50 states in the United States through two main revenue channels: (1) wholesale (including food service), and (2) eCommerce (collectively, the “Distribution Network”). The Company previously utilized a third distribution and revenue channel, its Victoria Flagship Store, the Butcher Shop & Restaurant, which was permanently closed in June 2022 as part of the of the Company’s refocused strategy.

The Very Good Food Company  |    Management’s Discussion and Analysis

(1)

Wholesale – VERY GOOD is performing to expectation in the wholesale channels that it currently distributes to and is continually working to supplement and build-out its distribution. The Company markets its products to a number of large retailers in both Canada and the United States. During Q2 2022, Canadian wholesale accounts included, but were not limited to, grocery store chains such as Whole Foods Market, Thrifty Foods, Country Grocer, Save-On-Foods, Fresh St. Market, Nesters Market, Choices Markets, Safeway, IGA, Farmboy, Goodness Me, Rachelle Bery, Healthy Planet, Loblaws, Sobeys, and Voila; as well as smaller independent grocers. United States wholesale accounts included, but were not limited to, Wegman’s, Harmon’s, PCC, Earth Fare, Erewhon and Metro Markets. Wholesale revenue increased $959,337 (120%) in the six months ended June 30, 2022, compared to the same period in 2021 due to an increase in the number of stores and distribution points as well as increased unit velocities on core and new items.

Six months ended

Wholesale	June 30, 2022 $ 1,760,197	June 30, 2021 $ 800,960

See “Our Strategic Progress” section of the AIF for further details.

(2)

eCommerce – Our eCommerce Store, accessible through the Company’s website, sells VERY GOOD’s products both individually and in boxed sets. In addition, the Company offers a monthly subscription service which allows customers to receive monthly boxed sets at a discount over a selected period of time. With the Company’s new strategic focus on its wholesale and foodservice channels, it continues to evaluating potential exit plans for its eCommerce business.

eCommerce revenue decreased $2,929,170 (67%) in the six months ended June 30, 2022, compared to the same period in 2021 due to the Company’s decision to eliminate digital marketing costs to acquire new customers.

Six months ended

eCommerce	June 30, 2022 $ 1,462,327	June 30, 2021 $ 4,391,497

         See “Our Strategic Progress” section of the AIF for further details.

The Very Good Food Company  |    Management’s Discussion and Analysis

Operational Update

As of the date of this MD&A, the Company has ceased regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidated production operations into the Rupert Facility and permanently closed the Victoria Flagship Store in June 2022 in an effort to improve production efficiencies and reduce overhead. The Company has also terminated the lease for the location intended for the Mount Pleasant Flagship Store.

During the six-month period ended June 30, 2022, VERY GOOD made the strategic shift to focus on sustainable growth and a path to profitability as opposed to solely focusing on top line growth. As part of this shift, VERY GOOD decided to limit its eCommerce sales due to high digital marketing costs to acquire new customers, significantly lowered production and headcount to manage inventory levels, and implemented initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenses.

VERY GOOD intends to continue to focus on the wholesale and food service channels, particularly in the United States, which it views as critical to realizing its vision to scale the Company.

On June 2, 2022, VERY GOOD closed a private placement offering with an institutional investor for gross proceeds of $8,184,762 (US$6,500,000) consisting of 13,100,000 common shares, 19,400,000 common share equivalents, and 32,500,000 share purchase warrants. In connection with the offering, the Company incurred share issuance costs of $936,659.

In June and July 2022, VERY GOOD announced new U.S. retail expansion through arrangements with retailers, superstore chain Meijer Inc., The Giant Company and Weis Markets, Inc., which are expected to extend VERY GOOD’s product availability in the United States.

Management Changes

On July 4, 2022, VERY GOOD announced that as part of its succession plan, Matthew Hall stepped down as interim Co-Chief Executive Officer and as a director of the Company. Parimal Rana, a seasoned food industry professional and VERY GOOD’s Vice President of Operations, assumed the role of Chief Executive Officer and joined VERY GOOD’s board of directors (the “Board of Directors”).

On July 12, 2022, VERY GOOD announced the appointment of a new Chief Financial Officer (CFO), Pratik Patel, CPA, CGA. Pratik commenced employment as CFO of VERY GOOD on July 25, 2022. He has over fifteen years of experience as a senior accounting and finance professional, with expertise in integration and external report.

Our Refocused Strategy

The Company continues to implement its three-prong approach to (1) Stabilize, (2) Right-Size, and (3) Optimize, first announced in May 2022. The Board of Directors and its strategic advisors are focused on the stabilization prong and the management team, lead by the CEO Parimal Rana, are executing to Right-Size and Optimize. The Right-Sizing efforts have mostly been completed with the closure of the restaurant operations and consolidation of production facilities into the Rupert Facility. With the re-focusing of sales away from eCommerce and toward wholesale and food service the Company is also reviewing strategic private label and co-manufacturing opportunities to fill excess production capacity and increase revenue.

The Very Good Food Company  |    Management’s Discussion and Analysis

The Company’s long-term strategy is anticipated to continue to center around establishing and maintaining strong relationships with its customers through differentiated products, categories and channels that build our commitment to long-term profitable growth.

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact its results of operations or financial condition through disruptions to operations including as a result of disruptions in our supply chain and Distribution Network, temporary production suspensions at the Rupert Facility, and reduced productivity of team members.

COVID-19 continues to have an impact on the global economy, leading to increased inflation and ongoing uncertainty due to the risk of a re-emergence of the virus. As such, the extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities and sustained pressure on global supply chains causing supply and demand imbalances. See “Risk Factors” section in the AIF for further details.

The Very Good Food Company  |    Management’s Discussion and Analysis

FINANCIAL PERFORMANCE REVIEW

Selected Financial Information

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,

	2022	2022	2021	2022	2021

Revenue	$ 1,501,446	$ 2,018,344	$ 2,780,681	$ 3,519,790	$ 5,423,764

Procurement expense	(3,007,420)	(2,661,683)	(2,102,822)	(5,669,103)	(4,155,068)

Fulfilment expense	(1,256,785)	(1,917,816)	(2,045,714)	(3,174,601)	(4,028,609)

General and administrative expense	(2,935,624)	(4,844,691)	(6,834,880)	(7,780,315)	(16,409,437)

Marketing and investor relations expense	(560,537)	(1,578,394)	(2,579,656)	(2,138,931)	(4,726,001)

Research and development expense	(344,804)	(564,518)	(515,965)	(909,322)	(881,985)

Pre-production expense	(106,400)	(244,450)	(656,288)	(350,850)	(1,541,823)

Operating loss	(6,710,124)	(9,793,208)	(11,954,644)	(16,503,332)	(26,319,159)

Finance expense	(1,237,418)	(1,288,864)	(405,947)	(2,526,282)	(762,977)

Other income (expense)	(276,568)	(20,230)	(140,142)	(296,798)	(447,173)

Gain on debt modification	16,783	–	–	16,783	–

Change in fair value of derivative liabilities(1)	1,508,197	1,528,993	–	3,037,190	–

Net loss	$(6,699,130)	$(9,573,309)	$(12,500,733)	$(16,272,439)	$(27,529,309)

Adjusted general and administrative expense(2)	$(4,038,034)	$(5,601,619)	$ (2,935,566)	$ (9,639,653)	$ (4,409,391)

Adjusted EBITDA(2)	$(7,028,270)	$(9,991,892)	$ (5,673,109)	$(17,020,162)	$(11,065,045)

(1) The Company issued common share purchase warrants and Pre-funded common share purchase warrants with an exercise prices denominated in US dollars. Due to the variable nature of the proceeds from exercise of these warrants, the Company recognized a derivative liability at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

(2) See “Non-IFRS Financial Measures” starting on page 15 for more information on non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

The Very Good Food Company  |    Management’s Discussion and Analysis

Revenue

Revenue by geographic region

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,

	2022	2022	2021	2022	2021

Canada	$1,075,641	$1,308,696	$1,559,674	$2,384,337	$2,917,033

United States	425,725	705,328	1,221,007	1,131,053	2,506,731

United Kingdom	80	4,320	–	4,400	–

Total	$1,501,446	$2,018,344	$2,780,681	$3,519,790	$5,423,764

Revenue by channel

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,

	2022	2022	2021	2022	2021

eCommerce	$380,967	$1,081,360	$2,206,403	$1,462,327	$4,391,497

Wholesale	987,278	772,919	455,055	1,760,197	800,960

Butcher Shop & Restaurant and Other	133,201	164,065	119,223	297,266	231,307

Total	$1,501,446	$2,018,344	$2,780,681	$3,519,790	$5,423,764

Three Months Ended June 30, 2022, compared to March 31, 2022

Revenue decreased $516,898 (26%) to $1,501,446 in Q2 2022, compared to $2,018,344 in Q1 2022, which was primarily driven by the reduction in eCommerce revenue as discussed below. Wholesale revenue remained fairly consistent relative to Q1 2022. eCommerce revenue decreased by $700,393 (65%) from $1,081,360 in Q1 2022 due to refocusing of sales away from the eCommerce channel and towards the wholesale channel.

Three Months Ended June 30, 2022, compared to June 30, 2021

Revenue decreased $1,279,215 (46%) to $1,501,446 in Q2 2022, compared to $2,780,681 in the same period in 2021. The decrease in revenue was driven by a decrease of $1,825,436 in eCommerce sales as we reduced the deployment of targeted marketing tools to reduced customer acquisition costs, offset by an increase of $523,223 in wholesale revenue.

Six Months Ended June 30, 2022, compared to June 30, 2021

Revenue decreased $1,903,974 (35%) to $3,519,790 in the six months ended June 30, 2022, compared to $5,423,764 in the same period in 2021. The decrease in revenue was driven by a decrease of $2,929,170 in eCommerce sales, offset by an increase of $959,237 in wholesale revenue.

The Very Good Food Company  |    Management’s Discussion and Analysis

Procurement expense

Procurement expense consists of the cost of raw materials, supplies and inventory packaging, inbound shipping charges, employee wages and benefits, and other attributable overhead expenses incurred in the procurement and manufacturing of the Company’s finished goods. Procurement expense also includes expense associated with the Victoria Flagship Store, until its permanent closure in June 2022, including food costs, direct labour and other attributable overhead expenses.

Three Months Ended June 30, 2022, compared to March 31, 2022

Procurement expense increased $345,737 (13%) to $3,007,420 in Q2 2022, compared to $2,661,683 in Q1 2022. The procurement expense increased compared to the prior quarter, despite a decrease in revenue, mainly due to the fixed procurement costs at the Company’s production facilities, as well as an increase in depreciation expense related to newly acquired production equipment.

Three Months Ended June 30, 2022, compared to June 30, 2021

Procurement expense increased $904,598 (43%) to $3,007,420 in Q2 2022, compared to $2,102,822 in Q2 2021. The procurement expense increased in 2022 despite a decrease in revenues, mainly due to the fixed procurement costs at the Company’s production facilities, as well as an increase in depreciation expense related to newly acquired production equipment.

Six Months Ended June 30, 2022, compared to June 30, 2021

Procurement expense increased $1,514,035 (36%) to $5,669,103 in the six months ended June 30, 2022, compared to $4,155,068 in the same period in 2021. The procurement expense increased in 2022 despite a decrease in revenues, mainly due to the fixed procurement costs at the Company’s production facilities, as well as an increase in depreciation expense related to newly acquired production equipment.

Fulfilment expense

Fulfilment expense represents third-party fulfilment costs for picking and packing of inventory into orders, fulfilment packaging costs, direct fulfilment labor, outbound shipping and freight, and warehousing costs.

Three Months Ended June 30, 2022, compared to March 31, 2022

Fulfilment expense decreased $661,031 (34%) to $1,256,785 in Q2 2022, compared to $1,917,816 in Q1 2022. The decrease in fulfilment expense was primarily driven by a decrease in the number of eCommerce orders shipped.

Three Months Ended June 30, 2022, compared to June 30, 2021

Fulfilment expense decreased $788,929 (39%) to $1,256,785 in Q2 2022, compared to $2,045,714 in Q2 2021. The decrease in fulfilment expense was primarily driven by a decrease in the number of eCommerce orders shipped.

Six Months Ended June 30, 2022, compared to June 30, 2021

Fulfilment expense decreased $854,008 (21%) to $3,174,601 in the six months ended June 30, 2022, compared to $4,028,609 in the same period in 2021. The decrease in fulfilment expense was primarily driven by a decrease in the number of eCommerce orders shipped.

The Very Good Food Company  |    Management’s Discussion and Analysis

General and administrative expense and adjusted general and administrative expense

General and administrative expense are primarily comprised of administrative expenses, selling expenses, salaries, wages and benefits, including associated share-based compensation not directly associated with other functions, non-production rent expense, depreciation and amortization expense on non-production assets and other non-production operating expenses. Administrative expenses include the expenses related to management, accounting, legal, information technology, and other support functions.

Adjusted general and administrative expense is a Non-IFRS measure calculated as total general and administrative expense less share-based compensation and depreciation. See “Non-IFRS Financial Measures” on page 15 for more information on management’s use of adjusted general and administrative expense and a reconciliation thereof to general and administrative expense.

Three Months Ended June 30, 2022, compared to March 31, 2022

General and administrative expense decreased $1,909,067 (39%) to $2,935,624 in Q2 2022, compared to $4,844,691 in Q1 2022. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense decreased $1,563,585 (28%) to $4,038,034 in Q2 2022 compared to $5,601,619 in Q1 2022. The decrease in adjusted general and administrative expense was primarily driven by a decrease in salaries and wages.

Three Months Ended June 30, 2022, compared to June 30, 2021

General and administrative expense decreased $3,899,256 (57%) to $2,935,624 in Q2 2022 compared to $6,834,880 in Q2 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $1,829,479 (38%) to $4,038,034 in Q2 2022, compared to $2,208,555 in Q2 2021. The increase in adjusted general and administrative expense was primarily driven by increased legal and professional fees of $1,036,165, increased insurance fees of $659,708 due to increases in director and officer insurance as a result of the Company’s Nasdaq listing, increased wages and benefits of $616,539 due to higher head count, and offset by a decrease in recruitment fees of $139,543.

Six Months Ended June 30, 2022, compared to June 30, 2021

General and administrative expense decreased $8,629,122 (53%) to $7,780,315 in the six months ended June 30, 2022 compared to $16,409,437 in the same period in 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $5,230,262 (119%) to $9,639,653 in the six months ended June 30, 2022, compared to $4,409,391 in the same period in 2021. The increase in adjusted general and administrative expense was primarily driven by increased legal and professional fees of $1,726,535, increased insurance fees of $1,299,644 due to increases in director and officer insurance as a result of the Company’s Nasdaq listing, increased wages and benefits of $729,179 due to higher head count and software license expense of $344,967 related to the implementation of an ERP system.

The Very Good Food Company  |    Management’s Discussion and Analysis

Marketing and investor relations expense

Three Months Ended June 30, 2022, compared to March 31, 2022

Marketing and investor relations expense decreased $1,017,857 (64%) to $560,537 in Q2 2022, compared to $1,578,394 in Q1 2022. The decrease in marketing and investor relations expense was mainly due to a decrease in marketing initiatives relating to customer acquisition.

Three Months Ended June 30, 2022, compared to June 30, 2021

Marketing and investor relations expense decreased $2,019,119 (78%) to $560,537 in Q2 2022, compared to $2,579,656 in Q2 2021. The decrease in marketing and investor relations expense was mainly due to a decrease in marketing initiatives relating to customer acquisition.

Six Months Ended June 30, 2022, compared to June 30, 2021

Marketing and investor relations expense decreased $2,587,070 (55%) to $2,138,931 in the six months ended June 30, 2022, compared to $4,726,001 in the same period in 2021. The decrease in marketing and investor relations expense was mainly due to a decrease in marketing initiatives relating to customer acquisition.

Pre-production expense

Pre-production expense includes wages and benefits, right-of-use assets and property and equipment depreciation expense and other operating expense related to the commissioning of the Rupert Facility, the Patterson Facility, the Victoria Flagship Store (now closed) and the previously planned but now cancelled Mount Pleasant Flagship Store. These types of expenses will be included as part of procurement expense to the extent these sites are in operation.

Three Months Ended June 30, 2022, compared to March 31, 2022

Pre-production expense decreased $138,050 (56%) to $106,400 in Q2 2022, compared to $244,450 in Q1 2022. Pre-production expense decreased due to the Company taking possession of the Rupert Facility in January 2021 and not beginning production at the Rupert Facility until May 2021.

Three Months Ended June 30, 2022, compared to June 30, 2021

Pre-production expense decreased $549,888 (84%) to $106,400 in Q2 2022, compared to $656,288 in Q2 2021 due to the Company taking possession of the Rupert Facility in January 2021 and not beginning production at the Rupert Facility until May 2021.

Six Months Ended June 30, 2022, compared to June 30, 2021

Pre-production expense decreased $1,190,973 (77%) to $350,850 in the six months ended June 30, 2022, compared to $1,541,823 in the same period in 2021 due to the Company taking possession of the Rupert Facility in January 2021 and not beginning production at the Rupert Facility until May 2021.

The Very Good Food Company  |    Management’s Discussion and Analysis

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended June 30, 2022. The information has been derived from our unaudited quarterly condensed interim consolidated financial statements.

Three Months Ended

	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021

Revenue	$ 1,501,446	$ 2,018,344	$ 4,298,922	$ 2,536,097

Net loss	$ (6,699,130)	$ (9,573,309)	$ (13,330,908)	$ (13,699,706)

Comprehensive loss	$ (6,810,265)	$ (9,526,787)	$ (13,334,419)	$ (13,724,506)

Loss per share (basic and diluted)	$ (0.05)	$ (0.08)	$ (0.12)	$ (0.13)

Three Months Ended

	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020

Revenue	$ 2,780,681	$ 2,643,083	$ 1,836,682	$ 1,373,814

Net loss	$ (12,500,733)	$ (15,028,576)	$ (5,806,392)	$ (4,497,027)

Comprehensive loss	$ (12,496,272)	$ (15,024,102)	$ (13,852,140)	$ (4,497,107)

Loss per share (basic and diluted)	$ (0.13)	$ (0.15)	$ (0.06)	$ (0.06)

The Company began making significant efforts to increase its production capacity in Q2 2020 with the addition of the Patterson Facility. Ramp-up continued throughout 2021, with the addition of the Rupert Facility in January 2021, the commissioning of the first line at the Rupert Facility (“Rupert Line 1”) in April 2021 and the commencement of commercial production on Rupert Line 1 in June 2021. The Company also partnered with new third party logistics providers to extend its reach in North America. The Company also incurred higher general and administration expense to build out its teams in Victoria, Vancouver and California to support this growth with the hiring of employees, increased office expense, recruitment fees, information technology and licensing cost. High marketing cost necessary to support the eCommerce business in combination with financing costs associated with the Company’s various financings have also had a significant drag on its profitability. Further fluctuations in net loss have been impacted by the timing and amount of share-base compensation expense related to the fair value of stock options (“Options”) and common share purchase warrants granted by the Company. After investing heavily in the infrastructure build-out required to support the Company’s business as a public company in Canada and in the United States, the Company announced that it was shifting to finding opportunities to maximize its efficiency and leverage in general and administrative expenses. See “Corporate Overview—Operational Update” above.

Revenue increased steadily from Q4 2020 through Q4 2021. In Q1 and Q2 2022, revenues decreased due to lower eCommerce sales which was a direct result of the Company’s strategic decision to eliminate digital marketing costs to acquire new customers.

The Very Good Food Company  |    Management’s Discussion and Analysis

NON-IFRS FINANCIAL MEASURES

Non-IFRS financial measures are metrics used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA

Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other non-cash items, including loss on disposal of equipment, gain on termination of leases, and shares, units and warrants issued for services. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance because it adjusts for items that either do not relate to the Company’s underlying business performance or that are items that are not reasonably likely to recur.

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,

	2022	2022	2021	2022	2021

Net loss as reported	$(6,699,130)	$(9,573,309)	$(12,500,733)	$(16,272,439)	$(27,529,309)

Adjustments:

Change in fair value of derivative liabilities	(1,508,197)	(1,528,993)	-	(3,037,190)	-

Depreciation	985,754	615,385	512,168	1,601,139	841,652

Finance expense	1,237,418	1,288,864	402,432	2,526,282	764,182

Gain on debt modification	(16,783)	-	-	(16,783)	-

Impairment of right-of-use assets	3,103	-	-	3,103	-

Impairment of property and equipment	122,459	-	-	122,459	-

Loss on termination of lease[1]	152,478	(987)	(239)	151,491	(1,600)

Loss on disposal of equipment	1,490	-	2,679	1,490	22,561

Share-based compensation (recovery)	(1,306,862)	(792,852)	5,835,989	(2,099,714)	14,609,998

Shares, units and warrants issued for services	-	-	74,595	-	227,471

Adjusted EBITDA	$(7,028,270)	$(9,991,892)	$(5,673,109)	$(17,020,162)	$(11,065,045)

1 During the six months ended June 30, 2022, the Company terminated an equipment lease and the Mount Pleasant facility lease agreement and recognized a loss of $151,491 on termination of leases. During the six months ended June 30, 2021, the Company terminated 1 lease agreement and recognized a $1,600 gain on termination of lease.

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,

	2022	2022	2021	2022	2021

General and administrative expense	$(2,935,624)	$(4,844,691)	$(6,834,880)	$(7,780,315)	$(16,409,437)

Adjustments:

Share-based compensation (recovery)	(1,218,638)	(846,012)	3,819,876	(2,064,650)	11,887,846

Depreciation	116,228	89,084	79,438	205,312	112,200

Adjusted general and administrative expense	$(4,038,034)	$(5,601,619)	$(2,935,566)	$(9,639,653)	$(4,409,391)

The Very Good Food Company  |    Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2022, the Company had cash and cash equivalents of $6,156,414, a reduction of $15,819,239 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company’s greater than expected cash burn during the quarter. As of the date of this MD&A, the Company’s cash balance is approximately $3.2 million to settle current accounts payable and accrued liabilities of approximately $4.3 million. Management will need to seek additional financing in the near term in order to fulfil its outstanding obligations and fund ongoing operations and will likely be required to obtain subsequent financings in future periods. In order to address its lack of necessary liquidity, the Company has reduced its cash outflow related to paying trade payables while it evaluates its financing options. The Company also is evaluating other alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that disposing of non-core equipment and certain raw material inventory will be successful. While there is no assurance on the availability of the Company’s future financings, on acceptable terms, or at all, the Company believes it is able to raise capital through financing in the near term to support its new refocused strategy.

As disclosed in Note 1 of the Company’s condensed interim consolidated financial statements, there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to raise funds and continue as a going concern.

Credit Facility

In June 2021, the Company entered into a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc., as agent for Ninepoint Canadian Senior Debt Master Fund L.P. The Credit Facility consists of a $20 million revolving line of credit (the “Revolving Line of Credit”) and a $50 million senior secured asset backed term loan (the “Term Loan”). All amounts drawn are subject to specific borrowing requirements and under the Credit Facility will pay interest at a rate of 9.95% per annum and will be repaid in full upon maturity. The Credit Facility has a term of 24 months with an option to renew, upon mutual consent, for another 12 months and is secured by a first-priority security interest on substantially all of VERY GOOD’s assets (refer to Note 11 of condensed interim consolidated financial statements). The amount we may draw under the term loan at any given time is tied to a prescribed proportion of the appraised value of our eligible equipment from time to time. Only certain equipment may be financed, and no value is given for equipment installation costs. As at June 30, 2022, a total of $5,802,043 is outstanding under the Credit Facility, net of an unamortized discount of $67,325, and $38,203 is outstanding for interest and $2,017 is outstanding for unused line fee, which is included in accounts payable and accrued liabilities.

We may fail to comply with our debt covenants under our Credit Facility if we are not able to maintain a specified cash coverage ratio with respect to interest payments that is tested on a quarterly basis. In addition, our Credit Facility requires us to meet certain EBITDA targets, as adjusted from time to time, on a quarterly basis. If we fail to satisfy our debt covenants and our lenders are unwilling to waive non-compliance, we would be in default under our Credit Facility and our indebtedness may be accelerated. In such event, we will need to raise additional equity or debt financing, and/or re-negotiate the Credit Facility, to the extent available to us, to continue to operate and expand our business. There is no assurance that any financing will be available to the Company or, if a financing is available, that such will be on terms and conditions acceptable to the Company. See “Risk Factors” in the AIF.

The following table summarizes our cash flows as at June, 2022 and 2021:

		Six months ended June 30

	2022	2021

Operating activities	$ (17,843,987)	$ (14,052,481)

Investing activities	(2,623,186)	(8,281,414)

Financing activities	4,692,870	3,172,787

Effect of foreign exchange on cash and cash equivalents	(44,936)	3,092

Net changes in cash and cash equivalents	$ (15,819,239)	$ (19,158,016)

Operating activities

Net cash used in operating activities for the six months ended June 30, 2022, was $17,843,987 compared to $14,052,481 for the six months ended June 30, 2021 as a result of the net loss for the period of $16,272,439; a decrease in non-cash working capital of $823,825, a recovery of non-cash share-based compensation of $2,099,714, gain on debt modification of $16,783, and change in fair value of derivative liabilities of $3,037,190, partially offset by finance expense of $2,526,282, impairment of right-of-use assets of $3,103, impairment of property and

The Very Good Food Company  |    Management’s Discussion and Analysis

equipment of $122,459, loss on termination of lease of $151,491, loss on disposal of equipment of $1,490 and depreciation of $1,601,139. The decrease in working capital was largely due to a decrease in accounts receivable of $1,104,631 and prepaid and deposits of $2,645,433, which was offset by an increase in inventory of $1,865,955 and a decrease in accounts payable and accrued liabilities of $2,686,481. During the six months ended June 30, 2021, net cash used in operating activities was $14,052,481 as a result of the net loss for the period of $27,529,309, partially offset by a change in non-cash expenses related to share-based compensation of $14,609,998, finance expense of $764,182, depreciation of $841,652 and shares and units issued for services of $227,471.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2022, was $2,623,186 primarily attributed to $2,641,780 of capital expenditures and leasehold improvements incurred for the Rupert Facility and Patterson Facility in Q1, acquisition of right-of-use assets of $36,074 for equipment leased and $412,608 of security deposits paid for equipment purchases for Rupert Facility and Patterson Facility, and the payment of $598,000 of contingent consideration in relation to the acquisitions that took place in fiscal year 2021, offset by a refund of security deposits of $655,008, and repayment of $410,268 received from a loan to a related party. Net cash used in investing activities for the six months ended June 30, 2021 was $8,281,414 primarily attributed to capital expenditures and leasehold improvements incurred for the commissioning of the Rupert Facility. In addition, the Company paid $1,250,000 for the acquisition of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2022, was $4,692,870 mainly due to $182,456 received from the exercise of stock options, $8,184,762 received from the issuance of common shares, common share equivalents and warrants, and $32,288 of advances received from the Credit Facility partially offset by payments of lease liabilities of $1,364,642, repayment of loans payable and other liabilities of $994,302, interest payment of $242,356, and $168,677 paid for the settlement of the lease for the formerly planned Mount Pleasant Flagship Store location. The Company also incurred $936,659 of share issuance costs in relation to the private placement that closed in June 2022. Net cash used in financing activities for the six months ended June 30, 2021, was $3,172,787 due to $2,262,957 received from proceeds from the exercise of warrants and stock options, $28,999 proceeds from subscription received, and proceeds from loans payable $1,891,092; this was partially offset by payment of lease liabilities of $532,097, repayment of loans payable $240,000, and payment of deferred financing costs of $238,164.

During the six months ended June 30, 2022, the Company received a total of $32,288 pursuant to the Credit Facility. During the six months ended June 30, 2022, the Company recognized interest and accretion expense on the Credit Facility fee payable of $83,183 and interest expense of $229,599 related to the Revolving Line of Credit and Term Loan. The Company also incurred an unused line of credit fee of $12,259. As at June 30, 2022, $38,654 is outstanding for interest and $2,017 is outstanding for unused line of credit fees, which are included in accounts payable and accrued liabilities. On June 8, 2022, the loan agreement for the Credit Facility was amended to modify the Credit Facility fee payment schedule. As a result, the Company recognized a gain of $16,783 on debt modification.

The Company incurred debt financing costs totalling $5,303,563, which will be amortized over the term of the Credit Facility at the effective interest rate. During the six months ended June 30, 2022, the Company recognized accretion expense of the deferred financing costs of $1,491,480. As at June 30, 2022, the remaining carrying value of the deferred financing costs was $2,433,263.

Prospectus Offerings and Registration Statement Use of Proceeds

On October 5, 2021, the Company filed a Form F-10 registration statement (File No. 333-260064) (the “F- 10 Registration Statement”) which was made effective by the SEC on October 8, 2021 and registered $100,000,000 (US$79,026,394.80) of an indeterminate amount of common shares, warrants, debt securities, subscriptions receipts and units. Pursuant to this F-10 Registration Statement, on October 19, 2021, the Company closed a registered direct offering (the “October 2021 Offering”) with certain U.S. institutional investors for the purchase and sale of an aggregate of 15,000,000 units of the Company consisting of one Common Share and one half of one Common Share purchase warrant (each, an “October 2021 Unit”) at a price of US$2.00 per October 2021 Unit for gross proceeds of $37,078,200 (US$30,000,000). The October 2021 Offering was fully subscribed and the lead placement agents were A.G.P./Alliance Global Capital and Roth Capital Partners, with placement agent fees totaling $2.2 million (US$1.8 million). In addition, there were estimated expenses for the October 2021 Offering totaled $617,970 (US$500,000), consisting of regulatory filing fees, transfer agent costs, professional advisory fees, auditor review, and legal fees and expenses. The net proceeds from the October 2021 offering after deducting these expenses was $34,335,242 (US$27.7 million). The 15,000,000 October 2021 Units sold in this transaction remain the only securities sold in connection with the F-10 Registration Statement. The following table provides an update on the anticipated use of proceeds raised in the October 2021 Offering, along with amounts expended. None of the payments listed in the table below constitute direct or indirect payments to directors, officers, general partners of the issuer or their associates; to persons owning 10% or more of any class of the issuer’s equity securities; and

The Very Good Food Company  |    Management’s Discussion and Analysis

to affiliates of the issuer. With the exception of salary payments to directors and officers as part of the general corporate and other working capital expense.

	Proposed Use of Proceeds	Approximate Use of Proceeds to June 30, 2022

Scale operations	$12,977,370	$4,711,375

Expand geographical reach	3,337,038	21,501

Accretive acquisitions within plant-based food sector	3,707,820	-

Research & development	3,089,850	621,891

Marketing initiatives	4,325,790	3,723,615

General corporate & other working capital	7,415,640	25,256,860

Offering expenses and placement agent fee	2,224,692	2,742,958

Total	$37,078,200	$37,078,200

On June 2, 2022, the Company closed a private placement offering with an institutional investor for gross proceeds of $8,184,762 (US$6,500,000) consisting of 13,100,000 common shares, 19,400,000 common share equivalents (each, a “Pre-funded Warrant”), and 32,500,000 share purchase warrants (each, a “Warrant”). Each Pre-funded Warrant is exercisable to acquire one additional common share at a purchase price of US$0.0001 per share. Each Warrant is exercisable to acquire one additional common share at a purchase price of US$0.2582 per share for a period of five years. In connection with the offering, the Company incurred share issuance costs of $936,659.

	Proposed Use of Proceeds	Approximate Use of Proceeds to June 30, 2022

General corporate & other working capital	$ 8,184,762	$ 2,028,000

Total	$ 8,184,762	$ 2,028,000

OUTSTANDING COMMON SHARES, OPTIONS AND WARRANTS

The Company is authorized to issue an unlimited number of Common Shares. The table below outlines the number of issued and outstanding Common Shares, common share purchase warrants and Options as at the dates indicated.

	As at August 11,	As at June 30,	As at December 31,

	2022	2022	2021

Common Shares	132,313,288	132,313,288	118,498,464

Warrants	63,354,007	63,354,007	13,663,058

Options	6.156.430	3,686,864	8,512,206

Common Shares

Common Shares increased by 13,814,824 during six months ended June 30, 2022, due to 714,824 common shares issued for the exercise of options and 13,100,000 common shares issued upon completion of a private placement.

The Very Good Food Company  |    Management’s Discussion and Analysis

Warrants

Common share purchase warrants increased by 49.7 million during the six months ended June 30, 2022, primarily due to 2.2 million expired common share purchase warrants and the issue of 51.9 million warrants.

Options

Options decreased by 4.8 million during the six months ended June 30, 2022, due to the following transactions:

•	0.7 million Options exercised; and
•	4.1 million Options cancelled.

OFF-BALANCE SHEET AGREEMENTS

The Company does not have any off-balance sheet arrangements such as obligations under guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

The Very Good Food Company  |    Management’s Discussion and Analysis

FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors is responsible for approving and monitoring the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Contractual Obligations and Material Cash Requirements

As at June 30, 2022, the Company has $6,156,414 (December 31, 2021 - $21,975,653) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $13,389,139 (December 31, 2021 - $10,906,738) and contingent consideration of $450,000 within this year. Also see “Our Business – Our ability to continue as a going concern”. The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities and material cash requirements as at June 30, 2022.

June 30, 2022	Within 1 year	Between 1 - 2 years	More than 2 years*

Accounts payable and accrued liabilities	$ 5,430,494	$ –	$ –

Loans payable and other liabilities	5,802,043	–	–

Financing arrangements	480,760	99,367	–

Lease liabilities	1,688,186	1,786,189	11,350,586

Contingent consideration on acquisitions[1]	450,000	–	–

	$ 13,851,483	$ 1,885,556	$ 11,350,586

December 31, 2021	Within 1 year	Between 1 - 2 years	More than 2 years*

Accounts payable and accrued liabilities	$ 8,109,161	$ –	$ –

Loans payable and other liabilities	1,151,945	5,181,411	–

Financing arrangements	815,654	298,103	–

Lease liabilities	849,935	912,090	15,852,368

Contingent consideration on acquisitions[1]	1,048,000	–	–

	$ 11,974,695	$ 6,391,604	$15,852,368

* See Note 10 of the condensed interim consolidated financial statements for an analysis of the future minimum lease payments of the lease liabilities due in more than 2 years.

1 Contingent on the successful achievement of certain milestones related to the integration of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. over a 12-month period from the acquisition dates of February 23, 2021 and March 11, 2021, respectively. As of the date of filing of this MD&A, the Company has paid $1,348,000 in contingent consideration related to the acquisition of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. Subsequent to June 30, 2022, the Company paid $50,000 in contingent consideration related to the acquisition of The Cultured Nut Inc.

Interest Risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At June 30, 2022, the Company had cash and cash equivalents of $6,156,414 (December 31, 2021 - $21,975,653) and a 1% change in interest rates would increase or decrease interest income by approximately $62,000 (December 31, 2021 - $220,000).

The Very Good Food Company  |    Management’s Discussion and Analysis

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits, accounts receivable and loan to related party. The carrying amount of cash and cash equivalents, security deposits, trade and other receivables and loan to related party represent the maximum exposure to credit risk, and as at June 30, 2022, this amounted to $8,847,436 (December 31, 2021 - $27,833,734).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At June 30, 2022, the Company has $77,540 (December 31, 2021 - $90,822) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $77,540 (December 31, 2021 - $41,350).

Concentration of Credit Risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three wholesale distributors of the Company representing 32% (2021 - 12%) of total revenue during the six months ended June 30, 2022. Of the Company’s trade receivables outstanding at June 30, 2022 and December 31, 2021, 87% and 58% are held with five customers of the Company, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

To date, the Company has been able to rely on the public equity markets and private debt to provide the necessary capital for it to maintain existing operations and fund expansion opportunities. The Company manages its capital structure and adjusts based on the funds available to the Company. The Board of Directors works with management and ultimately oversees and approves key decisions related to sustainability and future development of the business.

With the change in the sentiment in the public equity markets in recent months, the Company is making some significant pivots in its strategy to adapt to this new environment. The Company is transitioning from a focus on top line growth, to a focus of balancing top line growth and profitability. As discussed in “Corporate Overview—Operational Update” above, VERY GOOD has temporarily lowered production throughput and headcount to manage inventory levels and implemented initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenditures, to manage both short and long-term liquidity and to establish a path towards profitability.

As of June 30, 2022, the Company had cash and cash equivalents of $6,156,414 (December 31, 2021 - $21,975,653) to settle current non-derivative financial liabilities of $13,389,139 (December 31, 2021 - $10, 906, 738). See “Risk Factors” in the AIF. Also see “Our Business - Our ability to continue as a going concern”.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at June 30, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased the net foreign currency denominated financial assets and foreign exchange loss by approximately $316,259 (December 31, 2021 - $1,398,296). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

The Very Good Food Company  |    Management’s Discussion and Analysis

Equity Price Risk

In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early-stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on a stock exchange may be affected by such volatility.

Fair Value of Financial Instruments

At June 30, 2022, the carrying value of the Company’s cash and cash equivalents, accounts receivable, loan to related party, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied. The Company does not have any financial instruments measured at fair value in the consolidated statement of financial position, except for its contingent consideration, which relates to the previous purchases of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. and for which there has been no change in fair value to June 30, 2022, and derivative liabilities, which was estimated at fair value using the Black-Scholes option pricing model (“Black-Scholes”).

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and directors. Compensation was as follows:

	Three months ended June 30,		Six months ended June 30,

	2022	2021	2022	2021

Salaries incurred to key management personnel	$108,827	$ 246,923	$ 320,684	$ 540,308

Directors fees	21,135	-	41,286	6,000

Share-based compensation (recovery)	(1,144,583)	2,778,908	(2,093,631)	8,086,241

Total related party transactions	$(1,014,621)	$3,025,831	$(1,731,661)	$8,632,549

The following is a summary of the significant related party balances:

As at	June 30, 2022	December 31, 2021

Due from the former CRDO and former Director	$ -	$410,268

The Very Good Food Company  |    Management’s Discussion and Analysis

On November 16, 2021, the Company entered into loan agreements with its former Chief Executive Officer (“CEO”), Mitchell Scott, and its former CRDO, James Davison, to provide individual loans in the amounts of $750,000 and $500,000 to the former CEO (the “former CEO Loan”) and former CRDO (the “former CRDO Loan” and together with the former CEO Loan, the “Loans”), respectively. With the express consent of the former CEO and former CRDO, the Loans were amended on November 23, 2021 such that all accrued principal and interest under the former CEO Loan was immediately due and payable and the former CRDO Loan was due and payable within 60 days. Until repayment, the Loans continued to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date.

The former CEO Loan of $750,000 was repaid in full as at December 31, 2021 and the Company received interest of $2,772.

On February 4, 2022, the Company entered into a Share Pledge Agreement (“Pledge Agreement”) with the former CRDO whereby the former CRDO pledged 1,000,000 common shares of the Company (“Pledged Shares”). The former CRDO Loan provided for scheduled repayments prior to maturity. The former CRDO Loan of $500,000 was repaid in full as of June 30, 2022, and the Company received accrued interest of $16,114. As of June 30, 2022, the former CRDO owed the Company accrued interest of $5,975 which was included in accounts receivable.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS requires the Company to make judgements, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. The Company’s management reviews these judgements, estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Actual results may differ from these judgements, estimates and assumptions. While our significant accounting policies are more fully described in our annual consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the key judgements and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our condensed interim consolidated financial statements.

The determination of the ability of the Company to continue as a going concern is a key area of judgement applied in the preparation of the consolidated financial statements as discussed in note 1 of the condensed interim consolidated financial statements. Amortization of right-of-use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any indicators of impairment of these assets is dependent upon judgements that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options and common share purchase warrants granted to directors, officers, employees and service providers and to determine the fair value of its warrant derivative liability. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value.

The Very Good Food Company  |    Management’s Discussion and Analysis

Carrying value of inventory

The Company records valuation adjustments for inventory by comparing the inventory cost to its net realizable value. The process requires the use of estimates and assumptions related to future market demand, costs and prices. Such assumptions are reviewed and may have a significant impact on the valuation adjustments for inventory.

Contingent consideration

Contingent consideration arising from a business combination that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

Impairment of non-financial assets

The Company assesses impairment of non-financial assets such as right-of-use assets, and property and equipment.

At each reporting period, the Company reviews whether there are indicators that the recoverable amount of long-lived assets may be less than their carrying amount.

Long-lived assets are reviewed for impairment by estimating the recoverable amount of each cash generating unit (“CGU”) or groups of CGUs to which the long-lived assets relate. Management estimates the recoverable amount of the CGUs based on the higher of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”). The VIU calculations are based on the present value of expected future cash flows. When measuring expected future cash flows, management makes key assumptions about future growth of profits which relate to future events and circumstances. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company’s long-lived assets in subsequent reporting periods.

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the Company’s estimate of its incremental borrowing rates.

The Very Good Food Company  |    Management’s Discussion and Analysis

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following IFRS standards have been recently issued by the International Accounting Standards Board. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount tor timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

RISKS AND UNCERTAINITIES

VERY GOOD is subject to a number of risks and uncertainties related to its businesses that may have adverse effects on its results of operations and financial position. Details on some of these can be found in VERY GOOD’s most recent AIF filed with Canadian securities regulatory authorities at www.sedar.com and with the SEC at www.sec.gov. Readers should carefully review and evaluate these risk factors together with all of the other information contained in this discussion and analysis. Furthermore, it should be noted that the risk factors described in the AIF are not the only risk factors facing VERY GOOD and it may be subject to risks and uncertainties not described therein or that it is not presently aware of or that it may currently deem insignificant.

BOARD APPROVAL

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. The Audit Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

The Board of Directors has approved the financial statements and the disclosure contained in this MD&A.

The Very Good Food Company  |    Management’s Discussion and Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for establishing adequate policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made in accordance with authorisations of management and the Board of Directors; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Company determined that a material weakness in internal control over financial reporting existed as of December 31, 2021 as a result of misstatements identified by the Company’s auditors during their audit of the consolidated financial statements as of and for the year then ended. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. The material weakness resulted from a lack of review of journal entries and insufficient management review of accounts and balances in the preparation of the consolidated financial statements. The misstatements were corrected in the December 2021 consolidated financial statements and there is no material effect on previously issued financial statements however, the material weakness remains as of August 11, 2022.

Due to several vacancies within the accounting department and high turnover at the very senior leadership level within the finance department, VERY GOOD has not been able to remediate the material weakness in its internal controls over financial reporting. The Company plans to remediate this matter, including designing and operating enhanced management review controls over accounts and balances as part of the financial close process in future periods. Successful remediation requires further assessment of the skills and resources in the Company’s finance function as well as an evaluation of the Company’s financial close process.

CONTROLS CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer (collectively, the “Certifying Officers”), have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: material information relating to the Company is made known to the Certifying Officers by others, particularly during the period in which the annual and interim filings are being prepared; and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarised and reported within the time period specified in securities legislation.

The Certifying Officers have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company is required to disclose herein any change in the Company’s internal controls over financial reporting that occurred during the period beginning on January 1, 2022, and ending on June 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the period, the Company designed and implemented the Company’s disclosure controls and procedures framework based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.#

The Very Good Food CO. The Very Good Food Company Inc. 2748 Rupert Street, Vancouver, BC, V5M 3T7 Canada 1.855.526.9254 hello@verygoodfood.com www.verygoodfood.com